                               HARSCO CORPORATION
                                                                      Exhibit 12
               Computation of Ratios of Earnings to Fixed Charges

                            (In Thousands of Dollars)


                                                Six
                                               Months                      YEARS ENDED DECEMBER 31
                                               Ended     -------------------------------------------------------------
                                              6/30/00      1999         1998          1997         1996         1995
                                             ---------   ---------    ---------    ---------    ---------    ---------
   Pre-tax income from continuing
      operations (net of minority interest
      in net income)                         $  75,553   $ 142,312    $ 174,874    $ 165,613    $ 145,984    $ 107,073

   Add fixed charges computed below             22,290      37,418       28,417       24,263       26,181       33,121

   Net adjustments for equity companies          1,025         365          139         (694)        (181)        (466)


   Net adjustments for capitalized
      interest                                      64        (535)         (10)        --           --           --
                                             ---------   ---------    ---------    ---------    ---------    ---------


   Consolidated Earnings Available
      for Fixed Charges                      $  98,932   $ 179,560    $ 203,420    $ 189,182    $ 171,984    $ 139,728
                                             =========   =========    =========    =========    =========    =========

Consolidated Fixed Charges:

   Interest expense per financial
      statements (1)                         $  16,217   $  26,968    $  20,504    $  16,741    $  21,483    $  28,921

   Interest expense capitalized                   --           893          128          128          131          134

   Portion of rentals (1/3) representing
      an interest factor                         6,073       9,557        7,785        7,394        4,567        4,066

   Interest expense for equity companies
      whose debt is guaranteed (2)                --          --           --           --           --           --

                                             ---------   ---------    ---------    ---------    ---------    ---------
   Consolidated Fixed Charges                $  22,290   $  37,418    $  28,417    $  24,263    $  26,181    $  33,121
                                             =========   =========    =========    =========    =========    =========

Consolidated Ratio of Earnings to
   Fixed Charges                                  4.44        4.80         7.16         7.80         6.57         4.22
                                             =========   =========    =========    =========    =========    =========


(1) Includes amortization of debt discount and expense.

(2) No fixed charges were associated with debt of less than fifty percent owned companies guaranteed by the Company during the five year period 1995 through 1999, and the six month period ending June 30, 2000.